NO ACT

AE
1-11-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025688

March 15, 2012

Gregory K. Palm
The Goldman Sachs Group, Inc.
gregory.palm@gs.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-15-12

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2012

Dear Mr. Palm:

This is in response to your letter dated January 11, 2012 concerning the shareholder proposal submitted to Goldman Sachs by the Nathan Cummings Foundation, Daniel Altschuler, the Benedictine Sisters of Mt. Angel, the Camilla Madden Charitable Trust of the Adrian Dominican Sisters, and the Sisters of St. Francis of Philadelphia. We also have received a letter from the proponents dated February 14, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Laura Campos
The Nathan Cummings Foundation
laura.campos@nathancummings.org

March 15, 2012

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2012

The proposal requests that a committee of independent directors of the board assess how the company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at the company and report to shareholders.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Goldman Sachs' public disclosures compare favorably with the guidelines of the proposal and that Goldman Sachs has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Karen Ubell
*Attorney-Adviser*

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE · NATHAN · CUMMINGS · FOUNDATION

February 14, 2012

Via E-mail to Shareholderproposals@sec.gov

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by The Goldman Sachs Group to omit shareholder proposal submitted by The Nathan Cummings Foundation and co-filers

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation"), together with several co-filers, submitted a shareholder proposal (the "Proposal") to The Goldman Sachs Group ("Goldman Sachs" or the "Company"). The Proposal asks that an independent committee of Goldman Sachs's board assess how Goldman Sachs is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at the Company and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

By letter dated January 11, 2012, Goldman Sachs stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2012 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Goldman Sachs argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(10), on the ground that the Proposal has been substantially implemented. Because Goldman Sachs has not met its burden of showing that it is entitled to rely on that exclusion, we respectfully urge that the Company's request for relief should be denied.

The Proposal states:

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

Goldman Sachs contends that it has substantially implemented the Proposal, entitling it to omit the Proposal in reliance on Rule 14a-8(i)(10), because the Commission's current proxy statement disclosure requirements mandate disclosure of the matters covered by the Proposal. Specifically, Goldman Sachs claims that Item 402(b) of Regulation S-K, which governs the "Compensation Discussion and Analysis" section of the proxy statement, calls for the same disclosure as the Proposal.

But the disclosure elicited by Item 402(b) is much narrower than the analysis and disclosure requested by the Proposal. Section 1 of Item 402(b) requires a company to "explain all material elements of the registrant's compensation of the named executive officers," including seven specific elements. None of those seven elements relates to the risks a company may create by paying large amounts to senior executives. Instead, they all focus on the mechanics, policies and practices behind named executive officer pay.

Item 402(b)'s Section 2 is more open-ended. It states, "While the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances, examples of such information may include, in a given case, among other things," fifteen factors. None of those factors mentions the risks to a company <u>created by</u> high levels of senior executive pay. The only mention of risk at all in those fifteen factors is "management's exposure to equity downside risk," which is offered as an example of the kind of disclosure a company might provide about the basis for allocating compensation to each different form of award. (<u>See</u> Item 402(b)(2)(iii))

Despite the absence of specific requirements in Item 402(b) encompassing the scope of the Proposal, Goldman Sachs claims that its own proxy statement disclosure substantially implements the Proposal. Goldman Sachs points to disclosure regarding "risk-related issues arising from compensation practices," but it is clear from the full discussion that the consideration of compensation and risk runs in one direction—ensuring that compensation policies and practices do not encourage excessive risk-taking. (<u>See, e.g.</u>, 2011 Proxy Statement, at 11 ("Our Compensation Committee recognizes that it is fundamentally important for our compensation program to be consistent with the safety and soundness of our firm."); <u>id.</u> at 18 ("Our CRO presents an annual risk report to our Compensation Committee to assist the Committee in its assessment of the effectiveness of our compensation program in addressing risk and, particularly, whether our program is consistent with regulatory guidance that financial services firms should ensure that variable compensation does not encourage imprudent risk-taking."; <u>id.</u> at 19 ("Prudent risk management is a hallmark of our firm's culture, and sensitivity to risk and risk management are key elements in assessing employee performance."))

Although this is an important topic for Goldman Sachs's shareholders, it is not even within the scope of the Proposal. The Proposal does not seek a report on the types of risk considered when setting compensation policies and practices, or when making specific compensation awards or decisions. The Proposal does not ask for either analysis or disclosure regarding how senior executive pay reached its current level. And the Proposal does not concern itself with the impact of compensation policies and practices on Goldman Sachs's risk management function or employees' risk appetites. Rather, the Proposal asks that a committee of independent directors analyze the risks—internal and external—associated with high levels of senior executive compensation.

Those risks might include, for example, commercial risks such as the loss of an important customer, the risk of increased regulation or reputational risks, though the task of determining which risks to analyze and report on would fall to Goldman Sachs's board. For example, high senior executive pay during a period of belt-tightening for other employees, or even downsizing, can have negative effects on employee morale and recruiting efforts. (See John Mackey, "Why Sky-High CEO Pay is Bad Business," Harvard Business Review Blog, June 17, 2009 (available at http://blogs.hbr.org/hbr/how-to-fix-executive-pay/2009/06/why-high-ceo-pay-is-bad-business.html)) Many observers have noted the potential reputational consequences of high executive pay. (See, e.g., Ben W. Heineman, "The Political Case Against Out-Sized Executive Pay," Harvard Business Review Blog, Dec. 2, 2011 (available at http://blogs.hbr.org/cs/2011/12/the_political_case_against_out.html))

The Commission's existing disclosure requirements do not require an analysis of or disclosure regarding these kinds of risks. Existing requirements focus more narrowly on the role compensation policies and practices play in encouraging excessive risk-taking. Goldman Sachs's proxy statement disclosure briefly references a range of risks, but does not analyze their potential impact on the Company or detail any steps Goldman Sachs is taking to respond to those risks. Accordingly, Goldman Sachs has not met its burden of showing that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10). We therefore ask that Goldman Sachs's request for no-action relief be denied.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Sincerely,

L. Campos

Laura Campos
Director of Shareholder Activities

cc: Gregory K. Palm
Executive Vice President and General Counsel
The Goldman Sachs Group, Inc.

The Goldman Sachs Group, Inc. | 200 West Street | New York, New York 10282-2198
Tel: 212-902-4762 | Fax: 646-446-0330

Gregory K. Palm
Executive Vice President
General Counsel

Goldman Sachs

January 11, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the Nathan Cummings Foundation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (together, the "2012 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the Nathan Cummings Foundation, as primary proponent, and Daniel Altschuler, the Benedictine Sisters of Mt. Angel, the Camilla Madden Charitable Trust and the Sisters of St. Francis of Philadelphia as co-filers (collectively, the "Proponents"). The full text of the Proposal and all other relevant correspondence with the Proponents (and their representatives) is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2012 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2012 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponents (and their representatives) as notification of the Company's intention to omit the Proposal from the 2012 Proxy Materials.

## I. The Proposal

The resolution included in the Proposal reads as follows:

*"RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012."*

The supporting statement included in the Proposal is set forth in Exhibit A.

## II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Proposal has already been substantially implemented through the oversight of the Compensation Committee (the "Compensation Committee") of the Company's Board of Directors (the "Board"), and the executive compensation disclosures in the Company's annual proxy statements filed with the Commission.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release No. 12598*, [1976-77 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600* (Jul. 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). Although the predecessor to the current rule required that a proposal be "fully effected" by the company in order to be excludable, the Commission has since made clear that substantial implementation requires less than this. *Exchange Act Release No. 20091*, [1983-84 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,200* (Aug. 16, 1983). Instead, the Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *Aluminum Company of America* (Jan. 16, 1996). Similarly, the Staff has declared that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Staff has consistently interpreted this to mean that a company has substantially implemented a proposal when it has put in place policies and procedures relating to the subject matter of the proposal or has implemented the essential objective of the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006). Furthermore, the company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *McKesson Corp.* (Apr. 8, 2011). Accordingly, even if a company has not implemented every detail of a proposal, the proposal may still be excluded provided that the company has *substantially* implemented it.

There are numerous precedents where the Staff has permitted the exclusion of shareholder proposals that have been substantially implemented through compliance with applicable laws and regulations. *See, e.g., Verizon Communications Inc.* (Feb. 21, 2007) (proposal that company disclose relationship between each independent director and the company that the board considered when determining such director's independence is excludable as substantially implemented because Item 407 of Regulation S-K requires disclosure of each nominee for director that is independent under stock exchange standards and the transactions considered by board in reaching that conclusion); *Eastman Kodak Co.* (Feb. 1, 1991) (proposal that company disclose in annual report all fines paid for violating environmental laws is excludable as substantially implemented because Item 103 of Regulation S-K requires disclosure of all fines exceeding $100,000); *see also King Pharmaceuticals Inc.* (Mar. 17, 2010) (proposal that board amend company bylaws to give holders of 10% of the company's common stock the power to call special shareholder meetings is excludable as substantially implemented because under relevant state law 10% of shareholders already have the authority to call special meetings); *Johnson & Johnson* (Feb. 17, 2006) (proposal that required the company to verify employment eligibility of current and future employees and to terminate any employee not authorized to work in the United States is excludable as substantially implemented on the basis that the company already was required to take such actions under federal law).

The Proposal calls for an independent committee of the Board to assess, and report to shareholders on, how the Company is responding to the "risks, including reputational risks, associated with the high levels of senior executive compensation." The Compensation Committee is an independent committee of the Board, as disclosed in the Company's 2011 proxy statement and as required by the Committee's charter and by New York Stock Exchange rules. The Compensation Committee's charter is attached as Exhibit B and (as noted in the Company's proxy statement) is available on the Company's website.

The Compensation Committee's charter sets forth the duties and responsibilities of the Committee, which include, among other things, determining and approving the compensation of the Company's Chief Executive Officer (CEO) and other executive officers. The charter makes clear that the duties and responsibilities of the Committee encompass a determination of the risks relating to executive compensation, including reputational risks. In particular, the charter provides that:

- in fulfilling its duties and responsibilities, the Committee (like all standing committees of the Board) shall consider, among other things, the potential effect of any matter on the Company's reputation;

- in determining the long-term incentive component of the CEO's compensation, the Committee shall consider, among other things, the Company's risk management policies and practices; and

- the Committee shall take any actions it deems necessary and appropriate to help ensure that the Company's incentive compensation programs are consistent with the safety and soundness of the Company, including that the Committee shall meet annually with the Company's senior risk officers to discuss and review the relationship between the Company's risk management policies and practices and the executive compensation arrangements.

The Commission's rules require the Company to provide significant disclosure regarding the material factors considered by the Compensation Committee in making compensation determinations for the named executive officers. This disclosure is set forth in the Compensation Discussion and Analysis ("CD&A") included in the Company's annual proxy statements. Instruction 3 to Item 402(b) of Regulation S-K provides that the CD&A should "focus on the material principles underlying the registrant's executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions." The CD&A is reviewed by the Compensation Committee, and the Committee recommends its inclusion in the proxy statement, as stated in the Committee's report included in the proxy statement.

Consistent with the requirements of Item 402(b), the Company already provides significant disclosure on the considerations underlying the Compensation Committee's executive compensation determinations in the CD&A, including risk-related considerations. In particular, the Company's description of its compensation philosophy in the CD&A, including the CD&A beginning on page 17 of the Company's proxy statement for the 2011 annual meeting of shareholders ("2011 CD&A"), sets out the various risk-related elements considered in determining compensation, including "credit, market, liquidity, investment and operational risks, as well as legal, compliance and reputational risks." The 2011 CD&A states on page 18 that the Company's Chief Risk Officer "presents an annual risk report to our Compensation Committee to assist the Committee in its assessment of the effectiveness of our compensation program in addressing risk," and discusses the manner in which the Company and the Compensation Committee seek to address risk-related issues arising from compensation practices, including an up-front risk adjustment process for assessing performance, a significant equity proportion for high earners, long deferral/restriction periods, material retention requirements and clawback provisions.

The 2011 CD&A further notes that "[p]rudent risk management is a hallmark of our firm's culture, and sensitivity to risk and risk management are key elements in assessing employee performance," and describes the risk-related aspects of the Company's Compensation Framework. The Compensation Framework is designed to comply with applicable regulations and regulatory guidance on variable compensation and consists of the Company's comprehensive written policies and procedures governing the variable compensation process for employees, who, either individually or as part of a group, have the ability to expose the Company to material amounts of risk. In addition, the 2011 CD&A indicates that the Company's compensation philosophy and the objectives of the compensation program are reflected in the Company's Compensation Principles, which are included as an annex to the proxy statement and described in the CD&A. These Principles state that effective compensation practices should discourage excessive or concentrated risk taking, and provide for, among other things, the consideration of risk in making compensation determinations, including reputational risk, the time horizon of risk and other relevant factors.

More broadly, the proxy statement for the Company's 2011 annual meeting of shareholders discusses, on page 11, that, as part of the Company's risk management, the Company reviews its firmwide compensation program and policies "to ensure that they do not encourage imprudent risk-taking and to confirm that there are no risks arising from these programs and policies that are reasonably likely to have a material adverse effect on the firm." This disclosure also notes: "Our Compensation Committee recognizes that it is fundamentally important for our compensation program to be consistent with the safety and soundness of our firm. Throughout the year, our Compensation Committee regularly reviews and receives updates on the design and function of our compensation program. The overlap in membership between our Compensation Committee and our Risk Committee provides our Compensation Committee with a comprehensive picture of our firm's risk management process, which informs and assists the Committee in its review of our compensation program."

Based on the role of the independent Compensation Committee in assessing compensation-related risks, the substantial disclosure that the Company has made as to risk-related aspects of its executive compensation determinations, the requirements of Item 402(b) and the independence requirements of the New York Stock Exchange, the Company believes that it has implemented the essential objective of the Proposal.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,

Gregory K. Palm

Attachment

cc: Laura Campos, Director of Shareholder Activities, The Nathan Cummings Foundation

Daniel Altschuler

Sister Marietta Schindler, OSB, Treasurer, Benedictine Sisters of Mt. Angel

Nora M. Nash, OSF, Director, Corporate Social Responsibility, Sisters of St. Francis of Philadelphia

Judy Byron, OP, Representative of the Adrian Dominican Sisters, Camilla Madden Charitable Trust

Timothy Smith, Walden Asset Management

**EXHIBIT A**

# THE · NATHAN · CUMMINGS · FOUNDATION

November 29, 2011

John Rogers
NOV 29 2011
Received

John F. W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

The Nathan Cummings Foundation is an endowed institution with approximately $405 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches significant environmental, social and governance issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in the Goldman Sachs Group's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Goldman Sachs Group, Inc. stock. Verification of this ownership, provided by Northern Trust, our custodian bank, will follow under separate cover. We have continuously held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Campos at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura Campos
Director of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

WHEREAS:

Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)

Growing income inequality and the level of senior executive compensation at Goldman Sachs—the Company's named executive officers were each given $18.6 million in total compensation for fiscal 2010, roughly 376 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held public hearings on Goldman Sachs and rallies outside of our Company's offices.

A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=16180)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

*** FISMA & OMB Memorandum M-07-16 ***

November 29, 2011

Mr. John Rogers
Secretary to the Board
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers:

I own 175 shares of Goldman Sachs stock. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens and well-governed companies.

I am submitting the enclosed shareholder proposal as a co-sponsor with Nathan Cummings Foundation for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Goldman Sachs shares. I have been a continuous shareholder for more than one year of $2,000 worth of Goldman Sachs shares and will hold at least $2,000 of Goldman Sachs stock through the stockholder meeting. I will be glad to provide proof of ownership upon request.

A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. I hereby deputize Nathan Cummings Foundation to act on my behalf in withdrawing this resolution.

Please copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com). Walden is our investment manager. I look forward to your response.

Sincerely,

Daniel Altschuler

Cc: Timothy Smith – Walden Asset Management (tsmith@bostontrust.com)

WHEREAS:

Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)

Growing income inequality and the level of senior executive compensation at Goldman Sachs—the Company's named executive officers were each given $18.6 million in total compensation for fiscal 2010, roughly 376 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held public hearings on Goldman Sachs and rallies outside of our Company's offices.

A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=16180)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

**Benedictine Sisters**

*Queen of Angels Monastery*
*Est. 1882*

840 South Main Street
Mt. Angel, Oregon 97362-9527
Phone (503) 845-6141
FAX (503) 845-6585

November 29, 2011

John Rogers
DEC 02 2011
Received

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers,

As religious shareholders it is important to the Benedictine Sisters of Mt. Angel that the companies that we invest in provide visible leadership on ethical, social and governance issues, such as executive compensation. We believe that is in the best interest of Goldman Sachs, its shareholders and employees that its executive pay model takes into consideration the common good of society.

The Benedictine Sisters of Mt. Angel is co-filing the enclosed resolution with the Nathan Cummings Foundation. We submit it for inclusion in the proxy statement for consideration and action by the 2012 annual meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution as required by the SEC rules.

The Benedictine Sisters of Mt. Angel is the beneficial owner of at least $2000 worth of shares of The Goldman Sachs Group, Inc. common stock. A letter verifying ownership in the Company continuously for at least twelve months is enclosed. We will continue to hold the required number of shares through the annual meeting in 2012.

For matters relating to this resolution, please contact our authorized representative, Laura Campos, 212.787.7300.

Sincerely,

Sister Marietta Schindler OSB

Sister Marietta Schindler, OSB
Treasurer

Encl.: Verification of ownership
Resolution

**JA GLYNN**
INVESTMENTS

November 29, 2011

Sister Marietta Schindler, OSB
Benedictine Sisters of Mt. Angel, Oregon
840 S. Main Street
Mt. Angel, OR 97362

Dear Sister Marietta:

Please us this letter for verification of the fact that the Benedictine Sisters of Mount Angel, Oregon, a not-for-profit corporation in Mount Angel, Oregon, owns a total of 380 shares of Goldman Sachs Group Inc. stock. These shares have been owned for more than one year. The Benedictine Sisters of Mount Angel, Oregon, will continue to hold this investment for a period of time, at least through the date of the next annual shareholders' meeting.

J.A. Glynn & Co. has the above shares on deposit with the Depository Trust Company through Pershing, LLC. for the benefit of the Benedictine Sisters of Mount Angel, Oregon.

Should you have any questions regarding ownership of this security, please direct your inquiries to J.A. Glynn & Co.

Best regards,

Michael P. Walsh
Vice President

9841 Clayton Road St Louis, MO 63124 phone 314.997.1277 toll-free 800.966.4596 fax 314.997.7307 jaglynn.com

WHEREAS:

Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)

Growing income inequality and the level of senior executive compensation at Goldman Sachs—the Company's named executive officers were each given $18.6 million in total compensation for fiscal 2010, roughly 376 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held public hearings on Goldman Sachs and rallies outside of our Company's offices.

A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=16180)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

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The Goldman Sachs Group, Inc
200 West Street
New York, NY 10282-2198

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CAMILLA MADDEN
CHARITABLE TRUST

1257 East Siena Heights Drive • Adrian, Michigan 49221-1793 • (517) 266-3400

November 30, 2011

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers,

The Adrian Dominican Sisters, in the spirit of our foundress Catherine of Siena who said, "Speak the truth in a million voices. It is silence that kills," cannot remain silent while 99% of our people in the U.S. struggle to make ends meet and executive compensation continues to grow.

Therefore, the Camilla Madden Charitable Trust of the Adrian Dominican Sisters is co-filing the enclosed resolution with the Nathan Cummings Foundation for inclusion in The Goldman Sachs Group 2012 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

The Camilla Madden Charitable Trust is the beneficial owner of over $2000 worth of shares of The Goldman Sachs Group common stock. A letter verifying ownership in the Company continuously for at least twelve months is enclosed. We will continue to hold the required number of shares through the annual meeting in 2012.

For matters relating to this resolution, please contact our authorized representative, Laura Campos, 212.787.7300.

Sincerely,

Judy Byron, OP

Judy Byron, OP
Representative of the Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115
jbyron@ipjc.org

Encl: Shareholder Resolution
Verification of Ownership

WHEREAS:

Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)

Growing income inequality and the level of senior executive compensation at Goldman Sachs—the Company's named executive officers were each given $18.6 million in total compensation for fiscal 2010, roughly 376 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held public hearings on Goldman Sachs and rallies outside of our Company's offices.

A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=16180)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 3462
PO BOX 75000, DETROIT, MI 48275

November 30, 2011

Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

RE: CAMILLA MADDEN CHARITABLE TRUST - T ROWE PRICE GROWTH ACCOUNT

Dear Sister Judy:

In regard to your request for a verification of holdings, the above referenced account currently holds 100 shares of GOLDMAN SACHS GROUP INC., common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Mario Frattarelli
Trust Analyst
(313) 222-5757
MFrattarelli@Comerica.com

Enclosure

Page 26 redacted for the following reason:

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THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

John Rogers
NOV 30 2011
Received

November 29, 2011

John F. W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Goldman Sachs for many years. As faith-based investors we seek social and financial returns on our portfolio. We continue to be concerned with Goldman Sachs senior executive compensation practices. While million of Americans are unemployed and seeking support for their families it is not appropriate or just for executives to be over-compensated. It is not sustainable for the company, the shareholders and the global economy. We believe that Goldman Sachs has a fiduciary and moral obligation to give serious consideration to the implications of "excessive compensation" packages.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Nathan Cummings Foundation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. Please note that the contact person for this resolution is: Laura Campos, 212.787.7300 ext 235, laura.campos@nathancummings.org,

As verification that we are beneficial owners of common stock in Goldman Sachs, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio beyond the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Laura Campos, Nathan Cummings Foundation
Julie Wokaty, ICCR

*Office of Corporate Social Responsibility*
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

WHEREAS:

Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)

Growing income inequality and the level of senior executive compensation at Goldman Sachs—the Company's named executive officers were each given $18.6 million in total compensation for fiscal 2010, roughly 376 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held public hearings on Goldman Sachs and rallies outside of our Company's offices.

A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=16180)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

**Northern Trust**

October 21, 2011

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia holds at least $2,000 worth of Goldman Sachs Group Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 7, 2011

Ms. Beverly L. O'Toole, Managing Director
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Beverly:

Peace and all good! I am sorry that our verification letter that accompanied our proposal was not dated correctly. I am enclosing an updated verification letter to accompany our proposal dated November 29, 2011.

As verification that we are beneficial owners of 1,900 shares of Goldman Sachs Group, I enclose a new letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. These shares have been held for more than one year and it is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF

Director, Corporate Social Responsibility
Enclosure

*Office of Corporate Social Responsibility*
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 29, 2011

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia holds 1,900 shares of Goldman Sachs Group Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

**EXHIBIT B**

Amended and restated as of March 2011

## Compensation Committee Charter

Purpose of Committee

The purpose of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of The Goldman Sachs Group, Inc. (the "Company") is to:

(a) determine and approve the compensation of the Company's Chief Executive Officer (the "CEO") and other executive officers;

(b) approve, or recommend to the Board that it approve, the Company's incentive compensation and equity-based plans;

(c) assist the Board in its oversight of the development, implementation and effectiveness of the Company's policies and strategies relating to its human capital management function, including but not limited to those policies and strategies regarding recruiting, retention, career development and progression, management succession (other than that within the purview of the Corporate Governance and Nominating Committee), diversity and employment practices; and

(d) prepare any report on executive compensation required by the rules and regulations of the Securities and Exchange Commission (the "SEC").

Committee Membership

The Committee shall consist of no fewer than three members of the Board. The members of the Committee shall each have been determined by the Board to be "independent" under the rules of the New York Stock Exchange, Inc. At least two members of the Committee should qualify as "Non-Employee Directors" for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as in effect from time to time ("Rule 16b-3"), and as "outside directors" for the purposes of Section 162(m) of the Internal Revenue Code, as in effect from time to time ("Section 162(m)"). No member of the Committee may (except in his or her capacity as a member of the Committee, the Board or any other Board committee) receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company, other than fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service).

Members shall be appointed by the Board based on the recommendations of the Corporate Governance and Nominating Committee and shall serve at the pleasure of the Board and for such term or terms as the Board may determine.

Committee Structure and Operations

The Board, taking into account the views of the Chairman of the Board, shall designate one member of the Committee as its chairperson. The Committee shall meet at least three times a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

The Committee may invite such members of management and other persons to its meetings (including without limitation the Company's senior risk officers) as it may deem desirable or appropriate. The Committee shall report regularly to the Board summarizing the Committee's actions and any significant issues considered by the Committee.

Committee Duties and Responsibilities

The following are the duties and responsibilities of the Committee:

1. In consultation with senior management, to review and approve, or recommend to the Board that it approve, the Company's general compensation philosophy, including the goals and objectives thereof, and to oversee the development and implementation of compensation programs.

2. To review and approve those corporate goals and objectives established by the Board that are relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation. As part of this evaluation, the Committee shall consider the evaluation of the CEO conducted by the Corporate Governance and Nominating Committee. In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at the Company's principal competitors and other comparable companies, the awards given to the CEO in past years, and the Company's risk management policies and practices.

3. To review and approve the annual compensation of the Company's executives and any new compensation programs applicable to such executives, to make recommendations to the Board with respect to the Company's incentive compensation and equity-based plans that are subject to Board approval, including the Amended and Restated Stock Incentive Plan, the Partner Compensation Plan and the Restricted Partner Compensation Plan, to oversee the activities of the individuals and committees responsible for administering these plans, and to discharge any responsibilities imposed on the Committee by these plans.

4. To review periodically, as it deems appropriate:

   - benefits and perquisites provided to the Company's executives; and

   - employment agreements, severance arrangements, change in control agreements and provisions, and other compensation-related agreements relating to the Company's executives.

5. To review annually the application of the compensation process to the Company's investment research professionals and assess whether that process remains consistent with the Company's investment research policies and the applicable rules of the New York Stock Exchange and The Financial Industry Regulatory Authority.

6. To take any actions the Committee deems necessary and appropriate to help ensure that the Company's incentive compensation programs are consistent with the safety and soundness of the Company, including meeting annually with the Company's senior risk officers to discuss and review the relationship between the Company's risk management policies and practices and the executive compensation arrangements.

7. To review the Company's policies on the tax deductibility of compensation paid to "covered employees" (as defined by Section 162(m)), and, as and when required, to administer plans, establish performance goals and certify that performance goals have been attained for purposes of Section 162(m).

8. To discuss with management periodically, as it deems appropriate:

    - reports from management regarding the development, implementation and effectiveness of the Company's policies and strategies relating to its human capital management function, including but not limited to those policies and strategies regarding recruiting, retention, career development and progression, management succession (other than that within the purview of the Corporate Governance and Nominating Committee), diversity and employment practices;

    - reports from management relating to compensation guarantees; and

    - reports from management regarding the Company's regulatory compliance with respect to compensation matters.

9. To prepare and issue the report and evaluation required under "Committee Reports" below.

10. To discharge any other duties or responsibilities delegated to the Committee by the Board from time to time.

11. To retain at least one compensation consulting firm that is independent and provides services solely to the Committee and not to the Company.

12. To review annually:

    - the fees paid by the Company to compensation consultants retained by the Committee in the prior fiscal year;

    - the estimated fees to be paid by the Company to compensation consultants retained by the Committee in the current fiscal year; and

    - a general description of the services provided by each of the compensation consultants retained by the Committee.

In fulfilling its duties and responsibilities, the Committee shall consider, among other things, the potential effect of any matter on the Company's reputation.

Committee Reports

The Committee shall produce the following report and evaluation and provide them to the Board:

1. Any report or other disclosures required to be prepared by the Committee pursuant to the rules of the SEC for inclusion in the Company's annual proxy statement.

2. An annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also include a review of the adequacy of this charter and shall recommend to the Board any revisions the Committee deems necessary or desirable, although the Board shall have the sole authority to amend this charter. The performance evaluation shall be conducted in such manner as the Committee deems appropriate.

Delegation to Subcommittee

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee, whether or not such delegation is specifically contemplated under any plan or program. In particular, the Committee may delegate the approval of award grants and other transactions and other responsibilities regarding the administration of compensatory programs to a subcommittee consisting solely of members of the Committee who are (i) "Non-Employee Directors" for the purposes of Rule 16b-3, and/or (ii) "outside directors" for the purposes of Section 162(m).

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management. With respect to compensation consultants retained to assist in the evaluation of CEO or executive compensation, this authority shall be vested solely in the Committee.